Free Writing Prospectus
(to the Preliminary Prospectus Supplement dated October 5, 2021 and Prospectus dated February 1, 2019)
October 5, 2021
Registration Statement Nos. 333-229494 and 333-229494-01
Jefferies Group LLC
Jefferies Group Capital Finance Inc.
    2.625% SENIOR NOTES DUE 2031

Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc.
Issue:	2.625% Senior Notes due 2031
Security Type:	Senior Unsecured Fixed Rate Notes
Anticipated Ratings (Moody’s/S&P/Fitch):	Baa3 (Positive) / BBB (Stable) / BBB (Stable)*
Principal Amount:	$1,000,000,000
Trade Date:	October 5, 2021
Settlement Date:	October 8, 2021 (T+3 )
Final Maturity:	October 15, 2031
Interest Payment Dates:	Semi-annually on October 15 and April 15, commencing on April 15, 2022
Benchmark Treasury:	1.25% UST due 8/15/2031
Spread to Benchmark:	T+120 basis points
Treasury Strike:	97-14
Treasury Yield to Maturity:	1.531%
Coupon:	2.625%
Yield to Maturity:	2.731%
Public Offering Price:	99.076% of principal amount
Underwriting Discount:	45 basis points
Net Proceeds, Before Expenses:	$990,760,000
Day Count Convention:	30/360
Make-Whole Call Payment:	At any time prior to July 15, 2031, UST + 20 basis points
Par Call Payment:	On or after July 15, 2031, at 100% of principal amount
Minimum Denominations:	$5,000 and integral multiples of $1,000 in excess thereof
CUSIP:	47233J GT9
ISIN:	US47233JGT97
Lead Book-Runner:	Jefferies LLC

Joint Book-Runner:	SMBC Nikko Securities America, Inc.

Co-Managers:
Academy Securities, Inc.
BNY Mellon Capital Markets, LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Natixis Securities Americas LLC
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Jefferies LLC, by calling toll-free at 1-877-877-0696 or by emailing DCMProspectuses@jefferies.com